SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 53)1

Berkshire Hathaway Inc.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $5.00 PER SHARE

CLASS B COMMON STOCK, PAR VALUE, $.1667 PER SHARE

(Title of Class of Securities)

084670 10 8

084670 20 7

(CUSIP Number)

WARREN E. BUFFETT

1440 KIEWIT PLAZA

OMAHA, NEBRASKA 68131

(402) 346-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2006

(Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 084670 10 8 084670 20 7	2 OF 3 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Warren E. Buffett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

                350,000 shares of Class A Common Stock owned directly and beneficially by

                Mr. Buffett.

                3,749,940 shares of Class B Common Stock owned directly and beneficially by

                Mr. Buffett.

                23,322 shares of Class A Common Stock and 177 shares of Class B Common Stock owned by the estate of Susan T. Buffett.

8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

                350,000 shares of Class A Common Stock owned directly and beneficially by

                Mr. Buffett.

                3,749,940 shares of Class B Common Stock owned directly and beneficially by Mr. Buffett.

                23,322 shares of Class A Common Stock and 177 shares of Class B

                Common Stock owned by the estate of Susan T. Buffett.

10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

373,322 shares of Class A Common Stock 3,750,117 shares of Class B Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            32.95% of the outstanding shares of Class A Common Stock

            30.55% of the outstanding shares of Class B Common Stock

            32.83% of the aggregate voting power of the outstanding shares of Class A Common Stock and Class B Common Stock

            32.32% of the economic interest of the outstanding shares of Class A Common Stock and Class B Common Stock

14	TYPE OF REPORTING PERSON*

IN

CUSIP NO. 084670 10 8 084670 20 7	3 OF 3 PAGES

Item 5 of this Schedule 13D is amended to add the following:

(a)-(b) Mr. Buffett owns, and has the sole power to vote and to dispose of, 350,000 shares of Class A Common Stock and 3,749,940 shares of Class B Common Stock, representing approximately 30.89% of the outstanding shares of Class A Common Stock, 30.55% of the outstanding shares of Class B Common Stock, 30.88% of the aggregate voting power of the outstanding shares of both classes, and 30.80% of the economic interest of the outstanding shares of both classes.

As executor of Mrs. Buffett’s estate, Mr. Buffett has sole power to vote and to dispose of the 23,322 shares of Class A Common Stock and 177 shares of Class B Common Stock currently held by her estate, representing approximately 2.06% of the outstanding shares of Class A Common Stock, 1.95% of the aggregate voting power of the outstanding shares of both classes, and 1.51% of the economic interest of the outstanding shares of both classes.

(c) On July 6, 2006, Warren E. Buffett converted 124,998 shares of Class A Common Stock into 3,749,940 shares of Class B Common Stock.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete, and correct.

Dated: July 10, 2006

WARREN E. BUFFETT

/s/ Warren E. Buffett